Exhibit 99.2

AMERICAS SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements
Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

March 31, December 31, As at 2017 2016 Assets Current assets Cash and cash equivalents $ 17,579 $ 24,055 Trade and other receivables (Note 5) 7 ,434 4 ,002 Inventories (Note 6) 7 ,989 6 ,618 Prepaid expenses 2 ,617 1 ,385 Investment in Scorpio Gold (Note 7) 415 503 36,034 36,563 Non-current assets Restricted cash 151 151 Long-term investments 13 28 Property, plant and equipment (Note 8) 90,887 80,548 Total assets $ 127,085 $ 117,290 Liabilities Current liabilities Trade and other payables $ 10,105 $ 8,727 Credit facilities (Note 9) - 7,758 Pre-payment facility (Note 10) 1 ,000 - 11,105 16,485 Non-current liabilities Other long-term liabilities 928 882 Pre-payment facility (Note 10) 14,000 - Post-employment benefit obligations 8 ,174 8 ,116 Decommissioning provision 3 ,884 3 ,829 Deferred tax liabilities (Note 15) 989 834 Total liabilities 39,080 30,146 Equity Share capital (Note 11) 202,939 202,191 Equity reserve 34,973 34,400 Foreign currency translation reserve 6 ,266 6 ,454 Changes in available-for-sale investment 181 237 Deficit (156,354) (156,138) Total equity 88,005 87,144 Total liabilities and equity $ 127,085 $ 117,290

Contingencies (Note 18)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Silver Corporation
Condensed Interim consolidated statements of loss and comprehensive loss
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

March 31, March 31, 2017 2016 Revenue $ 15,245 $ 14,902 Cost of sales (Note 13) (10,088) (12,094) Depletion and amortization (Note 8) (2,022) (1,847) Care, maintenance and restructuring costs (279) (569) Corporate general and administrative (Note 14) (2,269) (1,238) Exploration costs (212) (375) Accretion on decommissioning provision (45) (39) Interest and financing expense (650) (460) Foreign exchange gain 240 184 Gain (loss) on investment in Scorpio Gold (Note 7) 18 (132) Loss before income taxes (62) (1,668) Income tax expense (Note 15) (154) (11) Net loss (216) (1,679) Other comprehensive income (loss) Items that may be reclassified subsequently to net loss Foreign currency translation reserve (188) (543) Change in fair value of available-for-sale securities of Scorpio Gold (56) 239 Other comprehensive loss (244) (304) Comprehensive loss $ (460) $ (1,983) Loss per share Basic and diluted (0.01) (0.06) Weighted average number of common shares outstanding Basic and diluted (Note 12) 39,598,103 28,974,582 For the three-month period ended

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Silver Corporation
Condensed interim consolidated statements of changes in equity
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, except share amounts, unaudited)

March 31, March 31, 2017 2016 Revenue $ 15,245 $ 14,902 Cost of sales (Note 13) (10,088) (12,094) Depletion and amortization (Note 8) (2,022) (1,847) Care, maintenance and restructuring costs (279) (569) Corporate general and administrative (Note 14) (2,269) (1,238) Exploration costs (212) (375) Accretion on decommissioning provision (45) (39) Interest and financing expense (650) (460) Foreign exchange gain 240 184 Gain (loss) on investment in Scorpio Gold (Note 7) 18 (132) Loss before income taxes (62) (1,668) Income tax expense (Note 15) (154) (11) Net loss (216) (1,679) Other comprehensive income (loss) Items that may be reclassified subsequently to net loss Foreign currency translation reserve (188) (543) Change in fair value of available-for-sale securities of Scorpio Gold (56) 239 Other comprehensive loss (244) (304) Comprehensive loss $ (460) $ (1,983) Loss per share Basic and diluted (0.01) (0.06) Weighted average number of common shares outstanding Basic and diluted (Note 12) 39,598,103 28,974,582 For the three-month period ended Foreign Changes in fair currency value of Equity translation available-for- Total Shares (000s) Amount reserve reserve sale investment Deficit equity Balance at January 1, 2016 28,935 $ 181,143 $ 28,452 $ 7 ,788 $ - $ (152,538) $ 64,845 Net loss for the period - - - - - (1,679) (1,679) Other comprehensive (loss) income for the period - - - (543) 239 - (304) Share-based payments (Note 11) - - 273 - - - 273 Tax effect on expiration of warrants - - (21) - - - (21) Proceeds from exercise of warrants 1 88 287 (118) - - - 169 Warrants issued and amended - - 1,351 - - - 1,351 Balance at March 31, 2016 29,123 $ 181,430 $ 29,937 $ 7 ,245 $ 239 $ (154,217) $ 64,634 Balance at January 1, 2017 39,540 $ 202,191 $ 34,400 $ 6 ,454 $ 237 $ (156,138) $ 87,144 Net loss for the period - - - - - (216) (216) Other comprehensive loss for the period - - - (188) (56) - (244) Share-based payments (Note 11) - - 747 - - - 747 Proceeds from exercise of options and warrants 2 29 748 (174) - - - 574 Balance at March 31, 2017 39,769 $ 202,939 $ 34,973 $ 6 ,266 $ 181 $ (156,354) $ 88,005 Share capital

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Silver Corporation
Condensed interim consolidated statements of cash flows
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unaudited)

March 31, March 31, 2017 2016 Cash flow generated from (used in) Operating activities Net loss for the period $ (216) $ (1,679) Adjustments for the following non-cash items: Depletion and amortization 2,022 1,847 Deferred income tax expense 155 11 Accretion on decommissioning provision 45 39 Share-based payments 842 424 Unrealized loss on long-term investments 15 3 Provision on other long-term liabilities 33 (151) Deferred costs on credit facilities 173 129 Net charges on post-employment benefit obligations 58 146 Loss (gain) on investment in Scorpio Gold (18) 132 3 ,109 901 Changes in non-cash working capital items: Trade and other receivables (3,432) (1,497) Inventories (1,371) 861 Prepaid expenses (1,232) 159 Trade and other payables 1 ,296 (844) Net cash used in operating activities (1,630) (420) Investing activities Expenditures on property, plant and equipment (2,367) (1,045) Development costs on San Rafael (2,593) - Development costs on El Cajón (283) - Purchase of San Felipe property option (7,108) - Net cash used in investing activities (12,351) (1,045) Financing activities Sale of investment in Scorpio Gold 59 89 Financing from (repayments to) credit facilities (8,005) 2 ,900 Financing from pre-payment facility 15,000 - Proceeds from exercise of options and warrants 574 169 Net cash generated from financing activities 7 ,628 3,158 Effect of foreign exchange rate changes on cash (123) (177) Increase (decrease) in cash and cash equivalents (6,476) 1 ,516 Cash and cash equivalents, beginning of period 24,055 1 ,319 Cash and cash equivalents, end of period $ 17,579 $ 2,835 Cash and cash equivalents consist of: Cash $ 17,579 $ 2,835 Term deposits - - $ 17,579 $ 2,835 Interest paid during the period $ 5 20 $ 191

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.   Corporate information

Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange MKT under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2017 were approved and authorized for issue by the Board of Directors of the Company on May 11, 2017.

2.   Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.   Changes in accounting policies and recent accounting pronouncements

The following are future changes in accounting policies not yet effective as at March 31, 2017:

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

(iii)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

4.   Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016.

5.   Trade and other receivables

March 31, December 31, 2017 2016 Trade receivables $ 4,483 $ 2,126 Value added taxes receivable 2,778 1,638 Other receivables 173 238 $ 7,434 $ 4,002

6.   Inventories

March 31, December 31, 2017 2016 Concentrates $ 1,111 $ 1,266 Ore stockpiles 1,627 161 Spare parts and supplies 5,251 5,191 $ 7,989 $ 6,618

The amount of inventories recognized as an expense was $10.1 million during the three-month period ended March 31, 2017 (2016: $12.1 million). During the three-month period ended March 31, 2017, the concentrate inventory and spare parts and supplies write-down to net realizable value included in cost of sales was nil and nil, respectively  (2016: $0.1 million and nil, respectively).

7.   Investment in Scorpio Gold

At March 31, 2017, the Company held 6,896,306 common shares of Scorpio Gold Corporation (“Scorpio Gold”) which represented approximately 6% of Scorpio Gold’s issued and outstanding common shares.

The investment in Scorpio Gold is accounted for as an available-for-sale financial asset which is reviewed at the end of each reporting period for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. This review includes an analysis of the facts and circumstances of this financial asset, its market price, the severity of loss and the length of time the fair value has been below cost.

	March 31,	December 31,
	2017	2016

Investment, beginning of period	$503	$466
Sale of investment	(41)	(100)
Change in fair value and foreign exchange	(47)	137
Investment, end of period	$415	$503
March 31, December 31, 2017 2016 Investment, beginning of period $ 503 $ 466 Sale of investment (41) (100) Change in fair value and foreign exchange (47) 137 Investment, end of period $ 415 $ 503

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

8.   Property, plant and equipment

Corporate Mining Non-producing Plant and office interests properties equipment equipment Total Cost Balance at January 1, 2016 $ 63,954 $ 75,746 $ 38,196 $ 161 $ 178,057 Assets acquired 4,569 1,583 1,817 3 7,972 Change in decommissioning provision (952) 61 - - (891) Disposals - - - (83) (83) Balance at December 31, 2016 67,571 77,390 40,013 81 185,055 Assets acquired 1,591 3,193 458 1 5,243 Property purchase option acquired - 7,108 - - 7,108 Change in decommissioning provision 10 - - - 10 Balance at March 31, 2017 $ 69,172 $ 87,691 $ 40,471 $ 8 2 $ 197,416 Accumulated depreciation and depletion Balance at January 1, 2016 $ 28,298 $ 50,502 $ 18,305 $ 7 7 $ 97,182 Depreciation/depletion for the year 3,112 - 4,261 15 7,388 Disposals - - - (63) (63) Balance at December 31, 2016 31,410 50,502 22,566 29 104,507 Depreciation/depletion for the period 9 93 - 1,026 3 2,022 Balance at March 31, 2017 $ 32,403 $ 50,502 $ 23,592 $ 3 2 $ 10529 Carrying value at December 31, 2016 $ 36,161 $ 26,888 $ 17,447 $ 5 2 $ 80,548 at March 31, 2017 $ 36,769 $ 37,189 $ 16,879 $ 5 0 $ 90,887
On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, is payable to Hochschild on or before December 15, 2017.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment indicators were identified for the three-month period ended March 31, 2017.

9.   Credit facilities

On August 7, 2013, the Company signed a credit agreement with Royal Capital Management Corp. as security agent, and certain lenders (the “RCM Credit Agreement”). The RCM Credit Agreement provided for the issuance of notes with an aggregate principal amount of $6.4 million ($8.5 million CAD) maturing in December 2017 at an interest rate of 12% per annum payable on a monthly basis. On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of $5.6 million was repaid in full.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a lender (the “Subordinated Facility”) for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. On September 26, 2016, the remaining principal portion of the Subordinated Facility of $0.7 million was repaid in full.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full. On February 10, 2017, the remaining principal portion for the other lender of New Credit Facility of $1.6 million was repaid in full on maturity.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10.   Pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Principal on the Pre-Payment Facility will be repaid beginning in January 2018 as an additional tonnage charge on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.

11.   Share capital

On December 21, 2016 the Company completed a share consolidation of issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

a.   Authorized
Authorized share capital consists of an unlimited number of common shares.

On June 9, 2016, the Company completed a private placement of 5,555,555 units at a price of $3.60 CAD per unit for total gross proceeds of $15.7 million. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 388,886 broker warrants were issued to the Company’s brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

On June 14, 2016, the Company completed a private placement of 3,210,416 subscription receipts at a price of $3.60 CAD per subscription receipt for total gross proceeds of $9.0 million. The gross proceeds from subscription receipts were held in escrow pending the satisfaction of certain regulatory and shareholder approvals for the exchange of subscription receipts for units.

The Company received the necessary approvals on July 20, 2016 and completed the exchange of 3,210,416 subscription receipts for units in connection with the above private placement on June 14, 2016. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 224,728 broker warrants were issued to the Company’s brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

March 31, December 31, 2017 2016 Issued 39,768,778 (2016: 39,540,384) common shares $ 2 02,939 $ 202,109

b.   Stock option plan
The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

March 31, December 31, 2017 2016 Weighted Weighted average average exercise exercise Number price Number price (thousands) CAD (thousands) CAD Balance, beginning of period 1,771 $ 4.64 1,516 $ 9.50 Granted 998 3.85 808 2.09 Exercised (220) 3.42 (93) 3.12 Expired (62) 22.68 (460) 16.50 Balance, end of period 2,487 $ 3.98 1,771 $ 4.64

The following table summarizes information on stock options outstanding and exercisable as at March 31, 2017:

Weighted average Weighted Weighted remaining average average Exercise contractual exercise exercise price life Outstanding price Exercisable price CAD (years) (thousands) CAD (thousands) CAD 2.00 to 5.00 2.10 2,219 $ 2.93 1,279 $ 2.62 5.01 to 10.00 1.18 87 5.60 87 5.60 10.01 to 20.00 0.41 164 15.96 164 15.96 20.01 to 30.00 0.49 17 16.68 17 16.68 2,487 $ 3.98 1,547 $ 4.36

c.   Share-based payments
The weighted average fair value at grant date of the Company’s stock options granted during the three-month period ended March 31, 2017 was $1.52 (2016: $1.08).

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions for the three-month periods ended March 31, 2017 and 2016:

March 31, March 31, 2017 2016 Expected stock price volatility (1) 84% 83% Risk free interest rate 0.85% 0.47% Expected life 3 years 3 years Expected forfeiture rate 4.21% 4.98% Expected dividend yield 0% 0% Share-based payments included in cost of sales $ - $ 19  Share-based payments included in general and administrative expenses 7 47 254 Total share-based payments $ 747 $ 273

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants
The warrants that are issued and outstanding as at March 31, 2017 are as follows:

Number of Exercise Issuance Expiry warrants price (CAD) date date 8 02,595 4 .68 Jul 2016 Jun 14, 2021 2 24,728 4 .20 Jul 2016 Jun 14, 2018 1 ,388,883 4 .68 Jun 2016 Jun 9, 2021 3 88,886 4 .20 Jun 2016 Jun 9, 2018 2 ,297,915 1 .20 Feb 2016 Feb 10, 2019 3 07,777 1 .20 Nov 2015 Nov 10, 2018 2 9,166 1 .56 Aug 2015 Aug 26, 2018 2 31,481 1 .20 Aug 2015 Aug 26, 2018 2 27,988 3 .00 Aug 2015 Aug 26, 2018 4 45,553 1 .56 May 2015 May 27, 2018 5 09,203 2 .76 Dec 2014 Dec 22, 2017 6,854,175

The 388,886 warrants issued in June 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

The 224,728 warrants issued in July 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

e.   Restricted Share Units:
The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at March 31, 2017, 210,388 (December 31, 2016: 423,096) restricted share units are outstanding at an aggregate value of $0.6 million (December 31, 2016: $1.0 million).

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

12.   Weighted average basic and diluted number of common shares outstanding

Three-month Three-month period ended period ended March 31, March 31, 2017 2016 Basic weighted average number of shares 3 9,598,103 28,974,582 Effect of dilutive stock options and warrants - - Diluted weighted average number of shares 39,598,103 28,974,582

Diluted weighted average number of common shares for the three-month period ended March 31, 2017 excludes 2,487,075 anti-dilutive stock options (2016: 2,249,163) and 6,854,175 anti-dilutive warrants (2016: 6,299,085).

13.   Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month periods ended March 31, 2017 and 2016:

March 31, March 31, 2017 2016 Salaries and employee benefits $ 5 ,604 $ 5,758 Raw materials and consumables 3 ,818 4,060 Utilities 1 ,147 1,123 Other costs 8 90 292 Decrease (increase) in inventory (1,371) 8 61 $ 10,088 $ 12,094

14.   Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month periods ended March 31, 2017 and 2016:

March 31, March 31, 2017 2016 Salaries and employee benefits $ 4 83 $ 4 50 Directors’ fees 6 2 61 Share-based payments 8 43 4 05 Professional fees 3 18 5 8 Office and general 5 63 2 64 $ 2,269 $ 1,238

15.   Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three-month period ended March 31, 2017 was 26.5% and for the year ended December 31, 2016 was 26.5%.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

March 31, December 31, 2017 2016 Property, plant and equipment $ 9 50 $ 972 Total deferred tax liabilities 9 50 972 Tax losses - - Other 3 9 138 Total deferred tax assets 3 9 138 Net deferred tax liabilities $ 9 89 $ 834

16.   Financial risk management

a.   Financial risk factors
The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of March 31, 2017, the Company’s exposure to credit risk with respect to trade receivables amounts to $4.5 million (December 31, 2016: $2.1 million). The Company believes credit risk for Mexican Value Added Taxes of $2.8 million (December 31, 2016: $1.6 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at March 31, 2017 and December 31, 2016.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

March 31, 2017 Less than Over 5 Total 1 year 2-3 years 4-5 years years Trade and other payables $ 10,105 $ 10,105 $ - $ - $ - Pre-payment facility 15,000 1 ,000 9,875 4,125 - Interest on pre-payment facility 2 ,146 892 1,151 103 - Leases 1 ,688 353 595 509 231 Other long-term liabilities 928 - 103 – 825 $ 29,867 $ 12,350 $ 11,724 $ 4,737 $ 1,056

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at March 31, 2017, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

As of March 31, 2017 CAD MXP Cash and cash equivalents $ 4 96 $ 149 Trade and other receivables 59 2,861 Trade and other payables 1 ,357 4,490

As at March 31, 2017, the CAD/USD and MXP/USD exchange rates were 1.33 and 18.80, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates as at March 31, 2017 is included in the following table:

CAD/USD MXP/USD Exchange rate Exchange rate +/- 10% +/- 10% Approximate impact on: Net loss $ 2 92 $ 222 Other comprehensive loss (11) 29

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at March 31, 2017, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.4 million. The Company has not use derivatives to manage its exposure to price risk during the period.

b.   Fair values
The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•	Investment in Scorpio Gold: The investment in Scorpio Gold Corporation shares have been marked to market based on the trading price as at March 31, 2017.
•
Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

•
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

March 31, December 31, 2017 2016 Level 1 Cash and cash equivalents $ 17,579 $ 24,055 Restricted cash 151 151 Investment in Scorpio Gold 415 503 Long-term investments 1 3 28 Level 2 Trade and other receivables 7,434 4,002 Credit facilities - 7,758 Pre-payment facility 15,000 –

17.   Segmented and geographic information, and major customers

a.   Segmented information
The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information
All revenues from sale of concentrates for the three-month periods ended March 31, 2017 and 2016 were earned in Mexico and the United States.

The following segmented information is presented as at March 31, 2017 and December 31, 2016, and for the three-month periods ended March 31, 2017 and 2016.

Mexican Operations U.S. Operations Corporate and Other Total Mexican Operations U.S. Operations Corporate and Other Total Cash and cash equivalents $ 1 4,273 $ 2 ,423 $ 8 83 $ 17,579 $ 1 ,875 $ 3 ,511 $ 18,669 $ 24,055 Trade and other receivables 6 ,006 1,369 5 9 7,434 2 ,855 1,106 4 1 4,002 Inventories 4 ,409 3,580 - 7,989 3 ,738 2,880 - 6 ,618 Prepaid expenses 1 ,634 4 26 5 57 2,617 8 40 353 192 1 ,385 Investment in Scorpio Gold - - 4 15 415 - - 503 503 Restricted cash - 151 - 151 - 151 – 151 Long-term investments - - 1 3 13 - - 2 8 28 Property, plant and equipment 5 2,111 38,726 5 0 90,887 42,474 38,022 5 2 80,548 Total assets $ 7 8,433 $ 46,675 $ 1,977 $ 127,085 $ 51,782 $ 4 6,023 $ 19,485 $ 117,290 Trade and other payables $ 5 ,350 $ 2,594 $ 2,161 $ 10,105 $ 4,144 $ 2 ,422 $ 2,161 $ 8,727 Other long-term liabilities - 464 464 928 - 448 434 882 Credit facilitiies - - - - - - 7 ,758 882 Pre-payment facility 1 5,000 - - 15,000 - - - - Post-employment benefit obligations - 8,174 - 8,174 - 8,116 - 8,116 Decommissioning provision 1 ,868 2,016 - 3,884 1 ,834 1,995 - 3 ,829 Deferred tax liabilities 989 - - 989 834 - - 834 Total liabilities $ 2 3,207 $ 13,248 $ 2,625 $ 39,080 $ 6,812 $ 1 2,981 $ 10,353 $ 30,146 As at March 31, 2017 As at December 31, 2016

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Mexican Operations U.S. Operations Corporate and Other Total Mexican Operations U.S. Operations Corporate and Other Total Revenue $ 7 ,093 $ 8,152 $ - $ 15,245 $ 6,818 $ 8,084 $ - $ 14,902 Cost of sales (3,212) (6,876) - (10,088) (4,964) (7,130) - (12,094) Depletion and amortization (1,128) (891) (3) (2,022) (866) (976) (5) (1,847) Care, maintenance and restructuring costs - (112) (167) (279) (354) (116) (99) (569) Corporate general and administrative - - (2,269) (2,269) - - (1,238) (1,238) Exploration costs (148) (64) - (212) (257) (118) - (375) Accretion on decommissioning provision (34) (11) - (45) (27) (12) - (39) Interest and financing income (expense) 3 4 - (684) (650) 4 - (464) (460) Foreign exchange gain (loss) 1 50 - 90 240 203 - (19) 184 Gain (loss) on investment in Scorpio Gold - - 18 18 - - (132) (132) Income (loss) before income taxes 2 ,755 198 (3,015) (62) 557 (268) (1,957) (1,668) Income tax expense (154) - - (154) (11) - - (11) Net income (loss) for the period $ 2 ,601 $ 198 $ (3,015) $ (216) $ 546 $ (268) $ (1,957) $ (1,679) Three-month period ended March 31, 2017 Three-month period ended March 31, 2016

c.   Major customers

The Company sold concentrates to two customers during the three-month periods ended March 31, 2017 (2016: three customers), with each customer accounting for 65% and 35% (2016: 54%, 38%, and 8%) of revenues, respectively.

18.   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.5 million (MXP 196.8 million), of which $4.5 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.0 million (MXP 94.6 million) of their original reassessment. The remaining $5.4 million (MXP 102.2 million) consists of $4.5 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.5 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. The Company filed an amparo lawsuit against the resolution and it waits for final resolution by the tax authorities currently under motion for review.

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